SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 December 2024
Exhibit 1.2	Transaction in Own Shares dated 03 December 2024
Exhibit 1.3	Transaction in Own Shares dated 04 December 2024
Exhibit 1.4	Transaction in Own Shares dated 06 December 2024
Exhibit 1.5	Transaction in Own Shares dated 09 December 2024
Exhibit 1.6	Transaction in Own Shares dated 10 December 2024
Exhibit 1.7	Transaction in Own Shares dated 11 December 2024
Exhibit 1.8	Director/PDMR Shareholding dated 12 December 2024
Exhibit 1.9	Transaction in Own Shares dated 12 December 2024
Exhibit 1.10	Transaction in Own Shares dated 13 December 2024
Exhibit 1.11	Transaction in Own Shares dated 16 December 2024
Exhibit 1.12	Transaction in Own Shares dated 17 December 2024
Exhibit 1.13	Transaction in Own Shares dated 18 December 2024
Exhibit 1.14	Director/PDMR Shareholding dated 19 December 2024
Exhibit 1.15	Director/PDMR Shareholding dated 20 December 2024
Exhibit 1.16	Sec. 41 WpHG voting rights dated 20 December 2024
Exhibit 1.17	Director/PDMR Shareholding dated 20 December 2024
Exhibit 1.18	Director/PDMR Shareholding dated 24 December 2024
Exhibit 1.19	Director/PDMR Shareholding dated 30 December 2024

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,570,000	310,000	620,000
Highest price paid per Share (pence):	384.05	384.05	384.00
Lowest price paid per Share (pence):	377.95	378.40	378.40
Volume weighted average price paid per Share (pence):	380.9901	381.3154	381.3613

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	380.9901	3,570,000
Cboe (UK)/BXE	381.3154	310,000
Cboe (UK)/CXE	381.3613	620,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5009O_1-2024-12-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,014,210,818
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	716,091,683
New total number of voting rights (including treasury shares):	16,735,385,001

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,700,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,200,000	500,000	1,000,000
Highest price paid per Share (pence):	390.50	390.55	390.50
Lowest price paid per Share (pence):	383.45	383.45	383.40
Volume weighted average price paid per Share (pence):	387.8647	387.9483	387.9448

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	387.8647	4,200,000
Cboe (UK)/BXE	387.9483	500,000
Cboe (UK)/CXE	387.9448	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6775O_1-2024-12-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,010,268,318
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	716,091,683
New total number of voting rights (including treasury shares):	16,731,442,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,900,000	500,000	1,000,000
Highest price paid per Share (pence):	391.15	391.15	391.15
Lowest price paid per Share (pence):	384.55	384.60	384.75
Volume weighted average price paid per Share (pence):	388.0442	388.6803	388.6269

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	388.0442	4,900,000
Cboe (UK)/BXE	388.6803	500,000
Cboe (UK)/CXE	388.6269	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8709O_1-2024-12-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,005,768,318
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	716,091,683
New total number of voting rights (including treasury shares):	16,726,942,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held

 Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,750,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,250,000	500,000	1,000,000
Highest price paid per Share (pence):	384.20	384.20	384.20
Lowest price paid per Share (pence):	375.15	375.35	375.35
Volume weighted average price paid per Share (pence):	379.5915	380.2154	380.1346

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	379.5915	4,250,000
Cboe (UK)/BXE	380.2154	500,000
Cboe (UK)/CXE	380.1346	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2263P_1-2024-12-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,000,068,318
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	716,091,683
New total number of voting rights (including treasury shares):	16,721,242,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 09 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,300,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,800,000	500,000	1,000,000
Highest price paid per Share (pence):	397.30	397.20	396.95
Lowest price paid per Share (pence):	380.00	380.45	380.95
Volume weighted average price paid per Share (pence):	390.4652	390.1398	390.0862

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	390.4652	3,800,000
Cboe (UK)/BXE	390.1398	500,000
Cboe (UK)/CXE	390.0862	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4063P_1-2024-12-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,300,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,800,000	500,000	1,000,000
Highest price paid per Share (pence):	396.60	396.60	396.60
Lowest price paid per Share (pence):	392.20	392.35	392.15
Volume weighted average price paid per Share (pence):	394.9485	394.9158	394.9157

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	394.9485	3,800,000
Cboe (UK)/BXE	394.9158	500,000
Cboe (UK)/CXE	394.9157	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5800P_1-2024-12-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,988,588,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,709,092,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,300,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,800,000	500,000	1,000,000
Highest price paid per Share (pence):	396.45	396.45	396.45
Lowest price paid per Share (pence):	392.00	392.00	391.95
Volume weighted average price paid per Share (pence):	394.3002	394.3723	394.4026

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	394.3002	3,800,000
Cboe (UK)/BXE	394.3723	500,000
Cboe (UK)/CXE	394.4026	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7553P_1-2024-12-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,983,288,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,703,792,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.9385	5
d)	Aggregated information - Volume - Price - Total	5 £3.9385 £19.69
e)	Date of the transaction	10 December 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.9385	95
d)	Aggregated information - Volume - Price - Total	95 £3.9385 £374.16
e)	Date of the transaction	10 December 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,300,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,800,000	500,000	1,000,000
Highest price paid per Share (pence):	399.75	399.75	399.75
Lowest price paid per Share (pence):	396.00	396.10	396.20
Volume weighted average price paid per Share (pence):	397.9218	397.9966	397.9452

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	397.9218	3,800,000
Cboe (UK)/BXE	397.9966	500,000
Cboe (UK)/CXE	397.9452	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9314P_1-2024-12-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,977,988,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,698,492,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	500,000	1,000,000
Highest price paid per Share (pence):	398.00	398.00	397.95
Lowest price paid per Share (pence):	392.70	392.70	392.70
Volume weighted average price paid per Share (pence):	395.6100	395.7322	395.7256

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	395.6100	4,000,000
Cboe (UK)/BXE	395.7322	500,000
Cboe (UK)/CXE	395.7256	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1102Q_1-2024-12-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,972,688,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,693,192,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,300,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,800,000	500,000	1,000,000
Highest price paid per Share (pence):	395.95	395.95	395.95
Lowest price paid per Share (pence):	385.00	385.70	385.60
Volume weighted average price paid per Share (pence):	389.5109	389.6936	389.5865

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	389.5109	3,800,000
Cboe (UK)/BXE	389.6936	500,000
Cboe (UK)/CXE	389.5865	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2891Q_1-2024-12-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,967,388,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,687,892,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,300,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,800,000	500,000	1,000,000
Highest price paid per Share (pence):	382.80	382.80	382.80
Lowest price paid per Share (pence):	378.45	379.00	378.95
Volume weighted average price paid per Share (pence):	381.1458	381.2084	381.2039

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	381.1458	3,800,000
Cboe (UK)/BXE	381.2084	500,000
Cboe (UK)/CXE	381.2039	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4746Q_1-2024-12-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,961,888,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,682,392,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 December 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,244,750 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,744,750	1,000,000	500,000
Highest price paid per Share (pence):	386.70	386.70	386.65
Lowest price paid per Share (pence):	382.30	382.60	382.40
Volume weighted average price paid per Share (pence):	384.4839	384.6248	384.5858

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	384.4839	2,744,750
Cboe (UK)/BXE	384.6248	1,000,000
Cboe (UK)/CXE	384.5858	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6461Q_1-2024-12-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,956,588,371
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	715,421,630
New total number of voting rights (including treasury shares):	16,677,092,501

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Karen Richardson
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each. US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$29.25	1,000
d)	Aggregated information - Volume - Price - Total	1,000 $29.25 $29,250
e)	Date of the transaction	18 December 2024
f)	Place of the transaction	New York Stock Exchange - XNYS
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.15

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the exercise of options granted under the BP ShareSave (SAYE) UK Plan (3 Year)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.52	3,571
d)	Aggregated information - Volume - Price - Total	3,571 £2.52 £8,998.92
e)	Date of the transaction	19 December 2024
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.16

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 December 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,179,643,623
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	482,821,628
New total number of voting rights (including treasury shares):	16,667,547,751

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Satish Pai
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each. US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$29.29	1,500
d)	Aggregated information - Volume - Price - Total	1,500 $29.29 $43,935.00
e)	Date of the transaction	18 December 2024
f)	Place of the transaction	New York Stock Exchange - XNYS
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.18

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Melody Meyer
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each. US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		28.585	100 a
		28.59	42 b
		28.58	100 a
		28.585	50 c
		28.59	4 b
		28.58	100 b
		28.58	100 a
		28.58	14 b
		28.59	6 d
		28.58	100 a
		28.58	26 b
		28.59	10 d
		28.59	148 e
		28.58	100 h
		28.58	100 e
		28.58	45 b
		28.59	34 b
		28.58	500 a
		28.58	100 f
		28.58	81 b
		28.58	5 b
		28.58	1 d
		28.58	424 e
		28.58	57 e
		28.58	99 c
		28.59	5 d
		28.58	43 g
		28.59	16 b
		28.59	4 b
		28.585	100 a
		28.58	100 i
		28.59	11 b
		28.59	4 b
		28.58	5 b
		28.59	66 b
		28.58	200 h
		28.58	100 c
d)	Aggregated information - Volume - Price - Total	3,000 $28.5816 $85,744.80
e)	Date of the transaction	20 December 2024
f)	Place of the transaction
a)         New York Stock Exchange - XNYS
b)         Outside a trading venue, shares traded over-the-counter - OTC
c)          Nasdaq all markets - XNAS
d)         CBOE BYX U.S. Equities Exchange - BATY
e)         Investors Exchange - IEXG
f)          NASDAQ Copenhagen A/S - Purestream - PCSE
g)         CBOE EDGX U.S. Equities Exchange - EDGX
h)         CBOE BZX U.S. Equities Exchange - BATS
i)          NASDAQ OMX BX - XBOS

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.19

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.84039	3,608
d)	Aggregated information - Volume - Price - Total	3,608 £3.84039 £13,856.13
e)	Date of the transaction	27 December 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.7905	83
d)	Aggregated information - Volume - Price - Total	83 £3.7905 £314.61
e)	Date of the transaction	27 December 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.84039	641
d)	Aggregated information - Volume - Price - Total	641 £3.84039 £2,461.69
e)	Date of the transaction	27 December 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.7905	205
d)	Aggregated information - Volume - Price - Total	205 £3.7905 £777.05
e)	Date of the transaction	27 December 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 January 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary